VIA EDGAR AND FACSIMILE (202)-772-9368

September 1, 2006

Ms. Jill Davis
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:	Glencairn Gold Corporation Form 40-F/A for the Fiscal Year Ended December 31, 2005 Filed April 3, 2006 File No. 1-32412

Dear Ms. Davis,

We are pleased to provide you our responses to the matters raised in your comment letter of August 1, 2006. Where applicable, we will incorporate the additional disclosures in future filings.

Telephone (416) 860-0919	Facsimile (416) 367-0182 www.glencairngold.com	6 Adelaide Street East, Suite 500, Toronto, Ontario Canada M5C 1H6

Ms. Jill Davis
September 1, 2006

Form 40-F/A for the fiscal year ended December 31, 2005

Exhibit 99.1

Description of Business, page 14

Processing, page 25

1.	We note that your statement that “The precious metal sludge collected in the cells is then smelted in a furnace and poured into dore buttons that are shipped off-site for refining.” Please tell us how you account for the inventory held by refineries and any other off-site locations and which party retains legal title to the inventory when it is located at an off-site location. Additionally, please confirm, if true, that this inventory is reported on your balance sheet in the in-process inventory line item or otherwise advise.

Response:

Gold inventory in transit or at the refinery is accounted for at the lower of cost and net realizable value and title to this gold remains with Glencairn. Sales are recorded when title to this gold inventory passes to third parties which is on physical delivery. Gold in dore bars and refined gold is included in precious metals inventory.

Environmental Considerations, page 35

2.	We note your statement that “There are no closure requirements (including financial assurance) for the mine, shop, mill and offices area, as these are considered by the government to be of historic and tourist interest. Closure requirements for the tailings dam are currently being evaluated.” Please tell us how you have evaluated your asset retirement obligation with respect to this mine and whether or not you have reflected a liability for closing the tailings dam as of the end of the periods reported.

Response:

Asset retirement obligations were estimated by an independent professional engineering firm experienced in mining and reclamation. This estimate includes costs to reclaim the tailings dam and has been reflected as a liability as of the end of the periods reported.

Exhibit 99.2

1. Accounting Policies, page 5

(c) Revenue recognition, page 5

3.	Please expand your revenue recognition policy to explain how you determine that title has passed and what price to charge the customer. Please tell us whether or not you have any provisionally priced sales arrangements and how you account for them under both Canadian and US GAAP.

Response:

We will revise the policy note in future filings to include the following:

Revenue from metal sales is recognized when title passes to third parties which is at the time of physical delivery. The sales price is determined by the world gold market and agreed upon by the transacting parties.

Ms. Jill Davis
September 1, 2006

The market price of gold is determined by a very large and active world gold market. Pricing is not a company policy since Glencairn does not have the ability to set a price different from the marketplace. Gold sales are not determined by Glencairn or any single gold company but rather by the market. The gold producers are always price takers. Pricing is not a company policy since Glencairn has no ability to set a price different from the market price. Please refer to the discussion in page 10 of Exhibit 99.1 of the annual report on Form 40-F on this matter.

The Company has not entered into provisionally priced sales arrangements. Accordingly, there are no differences in revenue recognition between Canadian and US GAAP.

(h) Product inventory, page 6

4.	With respect to your ore on heap leach pads, please expand your disclosure to specifically address the following items:

•	Explain how costs relating to materials on the leach pad are captured and classified from the time materials are extracted from the mine to the final sale. This description should identify key stages in this conversion process. Additionally, please clarify the nature of the costs included in “current mining costs.” Indicate whether or not the amount classified in inventory includes all costs, both direct and indirect, of producing the inventory. Clarify whether or not you capitalize depreciation, depletion and amortization as a component of the costs of your inventory.

•	Disclose the length of time it takes for gold, silver, and copper, and/or other metal to be recovered from the leach pad.

•	Explain that the ultimate recovery is unknown until leaching is completed at the end of the leach pad’s life.

•	Disclose when current leaching operations are scheduled to cease.

We note your related disclosure regarding in-process inventory.

Response:

We will revise the policy note in future filings to include the following:

(h) Product inventory

Product inventory consists of ore on heap leach pads, in-process inventory and precious metals inventory.

Ore on heap leach pads

The recovery of gold from ore is achieved through the heap leaching process. Under this method, ore is placed on heap leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on heap leach pads based on current production costs. These costs include mining, crushing, agglomerating, conveying, stacking and leaching. This inventory is also allocated indirect costs incurred, including applicable depreciation, and depletion relating to operations. Costs are removed from ore on heap leach pads as ounces are recovered based on the average cost per recoverable ounce of gold on the heap leach pad. Ore on heap leach pads is carried at the lower of average production cost or net realizable value. Net realizable value represents the estimated future sales price of the product based on prevailing metals prices, less the estimated costs to complete production and

Ms. Jill Davis
September 1, 2006

bring the product to sale. Write-downs of ore on heap leach pads from net realizable value impairments are included in cost of sales.

The estimates of recoverable gold on the heap leach pads are calculated from the quantities of ore placed on the heap leach pads (measured tons added to the leach pads), the grade of ore placed on the heap leach pads (based on assay data) and a recovery percentage (based on ore type).

Although the quantities of recoverable gold placed on the heap leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis.

Leaching samples of the ore in laboratory tests has indicated that, on average, more than 90% of the recoverable gold is recovered within the first 3 months of leaching. The ultimate recovery of gold from the leach pads will not be known until the leaching process is concluded. Based on current mine plans, leaching will end in 2012.

In-process Inventory, page 6

5.	Please expand your disclosure to explain what you mean by “mill in-circuit and leach in-circuit inventories” to enhance investor understanding.

Response:

We will revise the policy note in future filings to include the following:

… Conversion processes vary depending on the nature of the ore and the specific mining operations, but include mill in-circuit (ore contained within the milling process) and ADR plant inventories (ore contained within the absorption, de-absorption, and refining process).

(k) Property, plant and equipment, page 7

6.	We note that you amortize producing properties over estimated mineral reserves using ounces of gold. Please expand your disclosure to clarify what you mean by ounces of gold. Note that for US GAAP, proven and probable reserves is used as the depletion base.

Response:

We will revise the policy note in future filings to include the following:

… For producing properties, depreciation and depletion is calculated using the units-of-production method, where the numerator is the number of ounces produced and the denominator is the estimated recoverable ounces of gold contained in proven and probable reserves.

Ms. Jill Davis
September 1, 2006

10. Asset Retirement Obligations, page 12

7.	With respect to the Limon mine and your associated asset retirement obligation, we note your statement that “In 2005, the estimated future discounted cash flows decreased by $900,000 due to the removal of the soil cover requirement for the tailings impoundment area.” Please expand your disclosure to explain the facts and circumstances surrounding the removal of this requirement.

Response:

We will revise the policy note in future filings to include the following:

In 2005, management determined, based on further technical testing, that a conventional clay soil cover for the tailings impoundment area was not necessary to remediate the property. Accordingly, the reduction in the estimated future discounted cash flows decreased by $900,000 and was recorded through earnings because the closure costs previously capitalized were fully amortized.

21.    Differences in Generally Accepted Accounting Principles between Canada and the United States, page 27.

8.	We note your statement under item (i) that “Pursuant to Accounting Principles Board Opinion No. 16 “Business Combinations”, the measurement date for US GAAP purposes was the day the acquisition was announced.” Please note that APB 16 was superseded by SFAS 141, which indicates under paragraph 48 that “The date of acquisition (also referred to as the acquisition date) ordinarily is the date assets are received and other assets are given, liabilities are assumed or incurred, or equity interests are issued. However, the parties may, for convenience, designate as the effective date the end of an accounting period between the dates a business combination is initiated and consummated.” Please tell us how this adjustment complies with the guidance under SFAS 141 or revise your presentation as necessary.

Response:

In 1998, the Company issued shares of common stock in connection with the acquisition of certain mining properties that was accounted for by the purchase method of business combinations. Under Canadian GAAP, the measurement date for the consideration given was the date the transaction closed. At that time, under US GAAP, guidance in APB 16 “Business Combinations” was used to determine the measurement date, which was deemed to be the announcement date. Statement of Financial Accounting Standard No. 141 “Business Combinations” is applicable for transactions that occur after June 30, 2001.

i)   Common shares, page 32

9.	Please add disclosure to explain the adjustment for the “Reversal of reduction in the paid-up share capital on the common shares of Black Hawk.”

Response:

We will revise the policy note in future filings to include the following:

Ms. Jill Davis
September 1, 2006

Reversal of reduction in the paid-up share capital on the common shares of Black Hawk (k)	$28,391

(k) Black Hawk adjustment

On October 10, 2003, the shareholders of Black Hawk confirmed and ratified a special by-law whereby the paid-up share capital of the common shares was reduced, effective immediately prior to the amalgamation with a wholly owned subsidiary of Glencairn, by an amount equal to the deficit at the time of the reduction. The deficit was reduced by $28,391,000 and $28,391,000 was deducted from the stated capital of Black Hawk. In this instance, US GAAP does not allow for such a reduction in common stock to be recorded.

Other affected note references will be amended accordingly.

(j) Deficit, page 33

10.	Please add disclosure to explain the adjustment for the “Property, plant, and equipment write-down.”

Response:

We will revise the policy note in future filings to include the following:

Property, plant and equipment written down (l)	$2,329

(l) Property, plant and equipment written down

Certain previously acquired exploration rights were sold in 2001 through an exchange of non-monetary assets. Under US GAAP, the value of these rights were $2,329,000 higher than under Canadian GAAP as a result of a difference in the selection of the measurement date. Accordingly, when these rights were sold, the loss on disposition was $2,329,000 greater for US GAAP reporting purposes.

Other affected note references will be amended accordingly.

Exhibit 99.3

Management’s Discussion and Analysis, page 1

Other Expenses, page 6

11.	We note your statement that “In early November 2005, all Nicaraguan exploration activities were suspended for an indefinite period after a three-week labour disruption at the Limon operations.” Please tell us and in future filings expand your discussion to explain the affect this has had and will have on your short and long-term liquidity.

Response:

The labour disruption at the Limon operations lasted for 3 weeks in November 2005. Glencairn management made the conscious decision to suspend exploration activities to conserve cash in the short-term. Exploration is required to find additional ore reserves for the mine to operate after current reserves are exhausted, however, there can be no assurance that any reserves will be found through exploration and so long-term liquidity relating to exploration expenditures cannot be quantified.

Ms. Jill Davis
September 1, 2006

We will update the exploration activities description at Limon in future filings.

Contractual Obligations, page 8

12.	Please reconcile the total amount shown for site reclamation and closure of $2,846,000 with the total per the balance sheet of $1,882,000.

Response:

Contractual obligations for site reclamation and closure represents future undiscounted cash outflows, whereas asset retirement obligations represents future discounted cash outflows.

In connection with responding to the comments of the United States Securities and Exchange Commission (“the Commission”), Glencairn Gold Corporation (“the Company” or “Glencairn”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments does not preclude the Commission from taking any action with respect to the filing; and
•	The Company will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please address your letter to the undersigned.

Yours truly,

/s/ Derek Price
_____________________________
Mr Derek Price
Chief Financial Officer

cc:	Paul Fitzsimmon and Dean Braunsteiner PricewaterhouseCoopers LLP Gil Cornblum Dorsey & Whitney LLP